UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number 001-14928

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Santander UK plc announces the pricing of its cash tender offer for up to
$600,000,000 in aggregate principal amount of its
5.000 per cent. Fixed Rate Subordinated Notes due 2023

March 9, 2020 — Santander UK plc (the “Offeror”) announced today the pricing of its previously announced offer to purchase for cash (the “Tender Offer”) up to $600,000,000 in aggregate principal amount (the “Maximum Tender Amount”) of its 5.000 per cent. Fixed Rate Subordinated Notes due 2023 (the “Notes”). The Tender Offer is made upon the terms and subject to the conditions set forth in the offer to purchase dated February 24, 2020 (the “Offer to Purchase”). The Offer to Purchase is available, subject to eligibility confirmation and registration, from the Tender Offer Website: http://www.lucid-is.com/santander. Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.
The “Total Consideration” for each $1,000 principal amount of Notes tendered and accepted for purchase pursuant to the Tender Offer was determined in the manner described in the Offer to Purchase by reference to the sum of (i) the Reference Yield on the Reference U.S. Treasury Security and (ii) the Fixed Spread, all as set out in the table below and as further described in the Offer to Purchase. The Reference Yield was calculated at 10:00 a.m., New York City time, today, March 9, 2020, by the Dealer Managers.
Holders of Notes which are validly tendered (and not validly withdrawn) at or prior to the Early Tender Time and accepted for purchase by the Offeror pursuant to the Tender Offer will receive the Total Consideration, which includes an Early Tender Premium of $30 per $1,000 principal amount of such Notes, together with accrued and unpaid interest from the last interest payment date for the Notes up to, but excluding, the Early Settlement Date, which is currently anticipated to be March 10, 2020.
The following table sets forth certain pricing information for the Tender Offer:
Title of Notes	Securities Codes	Reference U.S. Treasury Security	Reference Yield	Fixed Spread (basis points)	Total Consideration (1)(2)	Early Tender Premium(1)(2)	Tender Offer Consideration (2)

5.000 per cent. Fixed Rate Subordinated Notes due 2023	Regulation S: ISIN: XS0989359756 / Common Code: 098935975 Rule 144A: ISIN: US80283LAA17 / CUSIP: 80283L AA1	1.375% U.S. Treasury Security due February 15, 2023	0.352%	90	$1,133.60	$30.00	$1,103.60

(1)	The Total Consideration includes the Early Tender Premium.
(2)	Per $1,000 principal amount of the Notes.

The Offeror has retained J.P. Morgan Securities LLC and Santander Investment Securities Inc. to act as the Dealer Managers for the Tender Offer and Lucid Issuer Services Limited to act as the Information and Tender Agent for the Tender Offer. Questions regarding procedures for tendering Notes may be directed to Lucid Issuer Services Limited at +44 20 7704 0880 or by email at santander@lucid-is.com. Additionally, the tender offer material is available at http://www.lucid-is.com/santander. Questions regarding the Tender Offer may be directed to (i) J.P. Morgan Securities LLC at (within the United States) +1 212 834 8553 (U.S. collect) or +1 (866) 834 4666 (U.S. toll free) / (outside the United States) +44 207 134 2468 or by email to liability_management_EMEA@jpmorgan.com; and (ii) Santander Investment Securities Inc. at +1 212 940 1442 (U.S. collect) or +1 855 404 3636 (U.S. toll free).
This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security (including the Notes). No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offer is only being made pursuant to the Offer to Purchase. Holders are urged to carefully read the Offer to Purchase before making any decision with respect to the Tender Offer.
The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Offeror, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.
Offer and Distribution Restrictions
United Kingdom
This announcement and the Offer to Purchase has been issued by Santander UK plc of 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom, which is authorised and regulated by the Financial Conduct Authority (the “FCA”) and the Prudential Regulation Authority. This announcement and the Offer to Purchase is being distributed only to existing holders of the Notes, and is only addressed to such existing Holders in the United Kingdom where they would (if they were clients of the Offeror) be per se professional clients or per se eligible counterparties of the Offeror within the meaning of the FCA rules. This announcement and the Offer to Purchase is not addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on it. Recipients of this announcement and the Offer to Purchase should note that the Offeror is acting on its own account in relation to the Tender Offer and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offeror or for providing advice in relation to the Tender Offer.
In addition, the communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this announcement, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Offeror, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on this announcement, the Offer to Purchase or any of its contents.

France
The Tender Offer is not being made, directly or indirectly, to the public in France. None of this announcement, the Offer to Purchase or any other documents or offering materials relating to the Tender Offer, has been or shall be distributed to the public in France and only qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offer. This announcement has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.
Italy
None of this announcement, the Offer to Purchase or any other document or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident and/or located in Italy can tender Notes for purchase in the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority.
Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.
General
This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes, and tenders of Notes in the Tender Offer will not be accepted from Holders, in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer and any of the Dealer Managers or any of the their respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Tender Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

By:	/s/ Rebecca Nind
Name: Rebecca Nind Title: Authorized Signatory
Date: March 9, 2020